

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2014

Via E-mail
Mr. Francis J. O'Brien
Chief Financial Officer
The L.S. Starrett Company
121 Crescent Street
Athol, Massachusetts 01331

> **RE:** **The L.S. Starrett Company**
> **Form 10-K for the Year Ended June 30, 2013**
> **Filed September 5, 2013**
> **Form 10-Q for the Period Ended March 31, 2014**
> **Filed May 5, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 5, 2013**
> **Response dated April 22, 2014**
> **File No. 1-367**

Dear Mr. O'Brien:

We have reviewed your response letter dated April 22, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2013

Management's Discussion and Analysis
Results of Operations, page 11

1. We note your response to comment 2 of our letter dated April 8, 2014. Item 303(a)(3)(iii) of Regulation S-K requires you to disclose the extent to which material increases in net sales are attributable to increases in prices, increases in the volume or amount of goods or services being sold, or to the introduction of new products or services. In this regard, please confirm that you will make a reasonable estimate of the impact of each of these factors and

correspondingly disclose in all future filings. Please read your March 27, 2008, letter to us confirming your ability and intent to comply with the rule. Otherwise, please explain to us the specific reasons you are unable to comply with this rule and how you considered the inability to reliably quantify product volume in your evaluation of disclosure controls and procedures and internal control over financial reporting. A risk factor disclosure may be appropriate given the revenue recognition and inventory accounting implications.

2. Page 11 of your 10-K references the adverse 2013 impact of "higher unabsorbed fixed manufacturing costs" and "inventory production inefficiencies." In all future filings, please disclose your manufacturing plant capacity and utilization for each period presented pursuant to Section 501.12.b.1 of the Financial Reporting Codification. Further, if any specific plant is materially underutilized then the corresponding implications on gross margins and impairment risk should also be disclosed.

Financial Statements
Notes to the Financial Statements
Note 3. Acquisition and Investment, page 26

3. We note your response to comment 4 of our letter dated April 8, 2014. The equity investment exceeded the 10% income test in 2013 yet you did not provide audited summarized financial information as required by Article 4-08(g) of Regulation S-X. Regarding your materiality assessment, please note that you apparently also exceeded the 10% test using the income averaging method required by Note 2 to Article 1-02(w) of Regulation S-X. In future filings, please comply with the rule or request a waiver from the Division of Corporation Finance's Office of Chief Accountant.

Note 11. Income Taxes, page 31

4. We note your response to comment 1 of our letter dated April 8, 2014. The $880,000 "Tax rate change applied to deferred tax balances" represents approximately 92% of your 2013 income tax expense and 543% of your net earnings (loss) for the year. $782,000 of this amount is the result of changes in your estimated effective state tax rates. Please provide us with a detailed explanation of how you arrived at this $782,000 amount. Provide a quantified explanation of the specific changes that were made in your apportionment estimates, the specific states for which you changed your estimates, the corresponding tax rates, and what led to the changes in your apportionment estimates. For example, discuss if there was or will be a significant shift in your operations from one state to another state and whether there is a corresponding potential for material impairment or restructuring charges. In this regard, there do not appear to be any disclosures indicating that there has been a significant change in the locations of your operations. Your response also indicates that the apportionment in one year cannot be expected to be the same in prior or subsequent years; however, your disclosures on page 31 and in prior filings indicate that 2013 was the only year materially impacted by such changes in state tax apportionment. Further, your response references

"small reductions in the applicable tax rate" but the statutory tax rate reconciliation includes a $26K positive adjustment, which suggests that state tax rates actually increased in 2013. Please advise.

5. We note your response to comment 3 of our letter dated April 8, 2014. Please confirm that you will continue to provide and update these disclosures in all future filings for as long as your deferred tax assets are material to your financial statements.

Note 16. Operating Data, page 41

6. Please provide the disclosures required by ASC 280-10-50-40 regarding your products. In this regard, your website clearly identifies your 2 product categories as "Precision tools, gauges and instruments" and "Saw and Hand Tools", consistent with page 4 of your 10-K.

You may contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or, in his absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief